UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number: 001-38105

CUSIP NUMBER: 68236V203

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

180 Life Sciences Corp.

Full Name of Registrant

N/A

Former Name if Applicable

3000 El Camino Real, Bldg. 4, Suite 200

Address of Principal Executive Office (Street and Number)

Palo Alto, CA 94306

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

180 Life Sciences Corp. (the “Registrant”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Quarterly Report”) by the prescribed due date for the reasons described below.

On August 9, 2023, the Registrant priced a public offering of 4,615,385 shares of the Company’s common stock (or common stock equivalents in lieu thereof) and warrants to purchase up to 4,615,385 shares of common stock at a purchase price per share (and accompanying warrant) of $0.65 (the “Offering”). The closing of the Offering is expected to occur on or about August 14, 2023, subject to the satisfaction of customary closing conditions.

The Registrant has needed to dedicate significant resources to the Offering, including its management’s attention, and expects to continue to devote significant resources to the closing of the Offering.

As a result of the foregoing, the Registrant cannot, without unreasonable effort or expense, file the Quarterly Report by the original due date. The Registrant plans to file its Quarterly Report with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James N. Woody, M.D., Ph.D.	(650)	507-0669
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

180 Life Sciences Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2023	By	/s/ James N. Woody, M.D., Ph.D.
James N. Woody, M.D., Ph.D. Chief Executive Officer

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